

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2019

Tim Dyer
Chief Executive Officer
Addex Therapeutics Ltd
Chemin des Mines 9,
CH-1202 Geneva,
Switzerland

> **Re:** **Addex Therapeutics Ltd**
> **Draft Registration Statement on Form F-1**
> **Exhibit Nos. 10.1 and 10.2**
> **Submitted September 24, 2019**
> **CIK No. 0001574232**

Dear Mr. Dyer:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance